EXHIBIT 99.8

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In connection with the DLC unification, we have commenced an internal reorganization that contemplates the amalgamation of Thomson Reuters Corporation and a successor company to Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC). If the reorganization is completed in the first quarter of 2010 as currently expected, Thomson Reuters Corporation will possess all of the rights and be subject to all of the liabilities of the two companies, including the liabilities that are the subject of the cross guarantees that the two parent companies entered into as part of the DLC structure in order to place our creditors in the same position that they would have been in had we been operating under a conventional single parent company structure.

As required by applicable Canadian securities laws, the following condensed consolidating financial information illustrates, in separate columns, the composition of Thomson Reuters Corporation (as issuer of debt securities and as parent company), Thomson Reuters UK Limited (as the guarantor subsidiary of certain Thomson Reuters Corporation debt securities), the other subsidiaries of Thomson Reuters Corporation, eliminations and the consolidated total for the three and nine months ended September 30, 2009 and 2008 and as at September 30, 2009 and December 31, 2008.

Thomson Reuters Corporation and Thomson Reuters UK Limited account for investments in subsidiaries using the equity method for purposes of this consolidating summary financial information.

THOMSON REUTERS CORPORATION
CONDENSED CONSOLIDATING INCOME STATEMENT
(Unaudited)
(millions of U.S. dollars)	Thomson Reuters Corporation	Thomson Reuters UK Limited	Non-Guarantor Subsidiaries	Eliminations	Consolidated

For the three months ended September 30, 2009
Revenues	--	--	3,216	--	3,216
Earnings from continuing operations	162	81	762	(849)	156
Net earnings	162	81	773	(849)	167
Earnings attributable to:
Common shareholders					162
Non-controlling interests					5

For the three months ended September 30, 2008
Revenues	--	--	3,339	--	3,339
Earnings from continuing operations	404	56	227	(270)	417
Net earnings	404	56	216	(270)	406
Earnings attributable to:
Common shareholders					404
Non-controlling interests					2

For the nine months ended September 30, 2009
Revenues	--	--	9,640	--	9,640
Earnings from continuing operations	667	340	1,746	(2,085)	668
Net earnings	667	340	1,763	(2,085)	685
Earnings attributable to:
Common shareholders					667
Non-controlling interests					18

For the nine months ended September 30, 2008
Revenues	--	--	8,312	--	8,312
Earnings from continuing operations	747	(60)	693	(610)	770
Net earnings	747	(60)	678	(610)	755
Earnings attributable to:
Common shareholders					747
Non-controlling interests					8

THOMSON REUTERS CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
(Unaudited)
(millions of U.S. dollars)	Thomson Reuters Corporation	Thomson Reuters UK Limited	Non- Guarantor Subsidiaries	Eliminations	Consolidated

As at September 30, 2009
ASSETS
Current assets	748	10	7,837	(4,148)	4,447
Non-current assets	29,438	3,652	31,168	(33,090)	31,168
Total assets	30,186	3,662	39,005	(37,238)	35,615

LIABILITIES AND EQUITY
Liabilities
Current liabilities	4,305	727	3,723	(4,148)	4,607
Non-current liabilities	6,767	--	5,058	--	11,825
Total liabilities	11,072	727	8,781	(4,148)	16,432
Total shareholders’ equity	19,114	2,935	30,155	(33,090)	19,114
Non-controlling interests	-	-	69	-	69
Total equity	19,114	2,935	30,224	(33,090)	19,183
Total liabilities and equity	30,186	3,662	39,005	(37,238)	35,615

As at December 31, 2008
ASSETS
Current assets	727	--	6,493	(3,534)	3,686
Non-current assets	26,775	2,988	30,903	(29,763)	30,903
Total assets	27,502	2,988	37,396	(33,297)	34,589

LIABILITIES AND EQUITY
Liabilities
Current liabilities	3,047	565	4,567	(3,534)	4,645
Non-current liabilities	6,039	--	5,417	--	11,456
Total liabilities	9,086	565	9,984	(3,534)	16,101
Total shareholders’ equity	18,416	2,423	27,340	(29,763)	18,416
Non-controlling interests	-	-	72	-	72
Total equity	18,416	2,423	27,412	(29,763)	18,488
Total liabilities and equity	27,502	2,988	37,396	(33,297)	34,589